Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

austriamicrosystems AG
A 8141 Schloss Premstaetten, Austria

T. +43 (0) 3136 500-5970
F. +43 (0) 3136 500-5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

Unterpremstaetten, 10.29.2008

Ladies and Gentlemen:

Re: Submission by austriamicrosystems AG under exemption pursuant to rule 12g3 2(b)
File No. 82-34824

Please find enclosed a submission of information under the exemption granted pursuant to rule 12g3 2(b) under the Securities Exchange Act of 1934. The information furnished was published by ourselves to the public and/or the SWX Swiss Stock Exchange.

List of information furnished

Document	Description of document
1.	Press release dated April 11, 2008
2.	Press release dated April 18, 2008
3.	Press release dated April 23, 2008
4.	Press release dated April 28, 2008
5.	Press release dated April 29, 2008
6.	Press release dated May 05, 2008
7.	Press release dated May 07, 2008
8.	Press release dated May 14, 2008
9.	Press release dated May 15, 2008
10.	Press release dated May 16, 2008

12/8

Document	Description of document
11.	Press release dated May 19, 2008
12.	Press release dated June 10, 2008
13.	Press release dated June 18, 2008
14.	Press release dated June 30, 2008
15.	Press release dated July 08, 2008
16.	Press release dated July 10, 2008
17.	Press release dated July 28, 2008
18.	Half-year Report 2008
19.	Press release dated September 08, 2008
20.	Press release dated September 11, 2008
21.	Press release dated September 17, 2008
22.	Press release dated September 30, 2008
23.	Press release dated October 02, 2008
24.	Press release dated October 06, 2008
25.	Press release dated October 13, 2008
26.	Press release dated October 17, 2008
27.	Press release dated October 20, 2008
28.	Press release dated October 27, 2008
29.	Third Quarter Report 2008

This letter and the information furnished herewith are furnished with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the company is subject to that Act.

Yours truly,

Moritz M. Gmeiner

PRESS RELEASE

austriamicrosystems and Advanced ID Asia present new AS3990 UHF RFID "Simply Gen2" Reader enabling customer to achieve faster time to market

AS3990 is an innovative Reader Chip to create low power and low cost RFID reader solutions

Unterpremstaetten, Austria (April 11, 2008) - austriamicrosystems (SWX:AMS) a leading global designer and manufacturer of high-performance analog ICs for communications, industrial, medical and automotive applications, in partnership with Advanced ID Asia, is pleased to announce that Advanced ID Asia has incorporated austriamicrosystems' new AS3990 UHF RFID "Simply Gen2" Reader Chip into their latest product, the PR110, a handheld reader which extends Advanced ID's successful UHF RFID Reader Product Line.

The PR110 is a portable UHF reader with integrated LCD, backlight and keyboard. It is available in different colours for OEM customers. The PR110 offers 100mW output power, a 5dBi gain circular antenna as well as battery operation. Advanced ID's new product is built around austriamicrosystems' AS3990 UHF "Simply Gen2" reader chip, co-developed with IDS, which is the first in a line of a low-power, low-cost, integrated reader solutions, positioned to make their customers' lives easier through the integration of key elements whilst retaining flexibility.

"Advanced ID has demonstrated effective performance with their products" says Kambiz Hayat-Dawoodi, Manager Wireless Business Line at austriamicrosystems. "Their implementation of the AS3990 convinced us of their capability to optimise for low power, long range and at low cost for portable applications."

Advanced ID's CEO Gottfried Auer added, "With austriamicrosystems' AS3990 we got the chance to have high commonality in our different concepts covering all the applications from short range to long range. This results in a highly competitive product line which will be completed in the next few months. We are impressed by our partnership with austriamicrosystems as their excellent technology supported by a highly motivated, flexible and competent team made it easy to reach our common goals."

austriamicrosystems' AS3990 is a single chip, Gen 2 UHF Reader IC. Ideally targeted for power/cost-sensitive applications, the AS3990 sports the industry's lowest power consumption and lowest cost bill of materials (BOM). It includes a Gen 2 protocol engine for fast time to market, and is available with an integrated power amplifier to further reduce the BOM. The AS3990's unique programmable features enable a single device that is world-wide shippable. Its simplicity is emphasized with only 32 registers to enable full RF, filtering, and protocol control, while maintaining ease in implementation.

The AS3990 is available in QFN 64 9x9 mm package and is specified for 0 to 70° C. More information is available at http://www.austriamicrosystems.com/03products/products_detail/AS3990/description_AS3990.htm.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,100 employees,

austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS).
www.austriamicrosystems.com

About Advanced ID

Advanced ID Asia is a leading electronics design house and manufacturer specialized on RFID reader and system engineering. In their BOI approved brand new factory in Chiang Mai they are working on automotive projects, RFID and special machinery. With international partnerships, Advanced ID Asia provides full service in all disciplines in a product creation process. European management with many years of experience in the electronics industry is heading the company. Main focus of Advanced ID Asia in the RFID field is on UHF readers for various applications which can be customized for OEM clients. Advanced ID Asia offers modules with integrated antenna as well as complete products.
www.advancedidasia.com

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

austriamicrosystems AG
Press Contact
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Technical Contact
Mark Dickson
Tel: +43 (0) 3136 500 5916
Fax: +43 (0) 3136 500 5420
mark.dickson@austriamicrosystems.com
www.austriamicrosystems.com

AID
Gottfried Auer
Tel: +66 53 387316 7
Fax: +66 53 3873 19
Go[illegible]d@advancedidasia.com
ww[illegible]cedidasia.com

austriamicrosystems

a leap ahead in analog

Syscan

PRESS RELEASE

austriamicrosystems and Syscan International pre-release new Livetrack UHF RFID "Simply Gen2" Reader enabling customer to achieve faster time to market

AS3990, used in Livetrack, is an innovative Hand Held Mobile UHF Reader Chip to create low power and low cost RFID reader solutions

Unterpremstaetten, Austria (April 18, 2008) - austriamicrosystems (SWX:AMS) a leading global designer and manufacturer of high-performance analog ICs for communications, industrial, medical and automotive applications, in partnership with Syscan International, is pleased to announce that Syscan International has incorporated austriamicrosystems' new AS3990 UHF RFID "Simply Gen2" Reader Chip into their latest product, the Livetrack UHF Reader.

The new UHF Livetrack offers not only UHF Class 1 Gen2 capability, ideal for Asset, Inventory Management and Supply Chain applications, but also on-board micro processing capability that can run the application on-board, tailormade to the customer's requirements and thus reducing the costs for simple RFID applications. The scroll-through menu will guide users through the application which can then be sent back to a simple spreadsheet through a Bluetooth interface.

"The speed at which Syscan International were able to develop their application was very impressive" commented Kambiz Hayat-Dawoodi, Manager Wireless Business Line at austriamicrosystems. "This along with their user friendly design embodies exactly what we are striving to achieve with our innovative AS3990 UHF RFID Gen2 reader solution."

"We've had a great time designing this version of Livetrack which, as a low frequency product, has been so successful in livestock and mining asset ma[illegible]ment applications. This project has been a collaborative effort between Syscan International in Ca[illegible]ne new acquisition, Sunshine Technologies in Australia. We thought the RFID Journal confer[illegible]as Vegas marked a great pre-release event for the product", boasted John Leerberg, Engineering Ma[illegible]ger for Syscan International in Australia. "The price point and functionality of the product is greatly needed in this UHF space and Syscan hope to capitalise on the market need for a low cost and highly functional hand held reader!"

austriamicrosystems' AS3990 is a single chip, Gen 2 UHF Reader IC. Ideally targeted for power/cost-sensitive applications, the AS3990 sports the industry's lowest power consumption and lowest cost bill of materials (BOM). It includes a Gen2 protocol engine for fast time to market, and is available with an integrated power amplifier to further reduce the BOM. The AS3990's unique programmable features enable a single device that is world-wide shippable. Its simplicity is emphasized with only 32 registers to enable full RF, filtering, and protocol control, while maintaining ease in implementation.

The AS3990 is available in QFN 64 9x9 mm package and is specified for 0 to 70° C. More information is available at http://www.austriamicrosystems.com/03products/products_detail/AS3990/description_AS3990.htm.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,100 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS).

About Syscan International Inc.

Syscan is a unique supply chain solution provider that delivers integrated real-time tracking and tracing systems that improve business efficiency through Radio Frequency Identification (RFID). Its standardized supply chain solutions include traceability, temperature monitoring and quality control applications for the food and pharmaceutical sectors. Shares of Syscan trade on the TSX Venture Exchange under the symbol SYA. There are approximately 47.2 million shares outstanding.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

austriamicrosystems AG
Press Contact
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Technical Contact
Mark Dickson
Tel: +43 (0) 3136 500 5916
Fax: +43 (0) 3136 500 5420
mark.dickson@austriamicrosystems.com
www.austriamicrosystems.com

Syscan International Inc.
Scott Austin
Tel: +1 514 631 7144
Fax: +1 514 631 0780
saustin@syscan.com
www.syscan.com

austriamicrosystems to be included in Swiss Performance Index (SPI®) of the Swiss Stock Exchange effective May 6, 2008

Unterpremstaetten, Austria (April 23, 2008) — austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, has received confirmation from the management committee of the SWX, the Swiss Stock Exchange, that the company will be included in the Swiss Performance Index (SPI®) effective May 6, 2008.

The SPI® will be open to foreign domiciled companies that have a primary listing on SWX as of May 1, 2008. austriamicrosystems' weight in the index will be determined based on the free float of austriamicrosystems' stock, which according to SPI® Family Index Rules is 100%.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems reports 4% revenue growth in first quarter despite negative exchange rate development, further USD weakness remains key risk factor for 2008

Key financial data for the first quarter of 2008

Unterpremstaetten, Austria (April 28, 2008) — austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, showed revenue growth in the first quarter of 2008 compared to the previous year despite a significant deterioration in the EUR/USD exchange rate compared to last year's first quarter, given broad-based demand for its analog semiconductor solutions.

Consolidated group revenues grew by 4% to EUR 41.1 million from EUR 39.4 million in the same quarter 2007. On a constant currency basis, current revenues showed a growth of 10% compared to the first quarter last year. Gross margin was strong at 51%, meaningfully up from 49% in the same period last year. Despite a significant negative impact from the worsening of the EUR/USD exchange rate, the result from operations (EBIT) for the first quarter was unchanged at EUR 3.7 million compared to the first quarter 2007.

The first quarter net result reached EUR 3.2 million compared to EUR 3.5 million in the same period last year. Basic and diluted earnings per share for the first quarter were identical at CHF 0.47 / EUR 0.30 (CHF 0.53 / EUR 0.32 in the same period 2007). Total backlog which does not reflect high volume consignment stock agreements and is therefore not fully comparable to the previous year stood at EUR 48.2 million on March 31, 2008 (EUR 54.2 million on March 31, 2007).

austriamicrosystems' first quarter results reflect its focus on advancing its business and market position through profitable growth with existing and newly introduced products and derivatives. Overall, austriamicrosystems experienced good demand for its analog semiconductor solutions in its target markets across all regions despite uncertainty in the macroeconomic and capital markets environment.

In the industrial market, business was robust despite some weakness in the North American metering market. All other areas of the industrial market including industrial sensors, rotary encoders and sensor interfaces for medical and seismic applications continue to be strong building blocks for austriamicrosystems' business with attractive growth prospects for the future.

In communications, austriamicrosystems saw good volumes and high run rates for lighting management products at top tier handset manufacturers. austriamicrosystems recorded high shipment levels for the

first power management products at Nokia where the company sees further strong potential from growing volumes and additional design-wins. In mobile entertainment, austriamicrosystems' newly introduced IC solutions are gaining traction among major market participants. austriamicrosystems' automotive business performed well, mainly driven by sensor interfaces and car access products.

austriamicrosystems anticipates continued positive development for its business over the course of this year. austriamicrosystems retains its previous expectation of growth in revenue and earnings for 2008 based on its strong product and customer line-up. However, the recent further deterioration of the USD and the future development of the EUR/USD conversion rate are key risk factors influencing austriamicrosystems' revenue and earnings development for this year.

The complete first quarter report 2008 including detailed financial information is available on austriamicrosystems' website under http://www.austri[illegible]systems.com/08ir/report.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems
a leap ahead in analog

AVNET Memec

PRESS RELEASE

Avnet Memec, austriamicrosystems Ink North American Distribution Pact

PHOENIX , USA and Unterpremstaetten, Austria (April 29, 2008) – Avnet Memec, a specialty semiconductor division of Avnet Electronics Marketing – an operating group of Avnet, Inc.(NYSE: AVT) – and austriamicrosystems, a leading global designer and manufacturer of high perfomance analog integrated circuits (ICs), have inked a North American distribution agreement.

As a global designer and manufacturer, austriamicrosystems develops and produces industry-leading standard analog semiconductors for industrial, medical, communications and automotive applications. Avnet Memec specializes in offering a level of technical depth that is unmatched in the industry. Together, austriamicrosystems and Avnet Memec will deliver the full line of austriamicrosystems' high performance analog solutions to customers throughout the United States.

"We are excited to partner with Avnet Memec, given their leadership in service and support, excellent market access and dynamic sales approach," commented David Olson, director of sales, Americas, at austriamicrosystems. "We will utilize Avnet Memec's solutions expertise to promote our lines and drive sales growth at a broad spectrum of customers in North America."

"austriamicrosystems offers a unique line of high performance standard product solutions that are a strong compliment to the Avnet Memec line card," said Phil Sansone, senior vice president of Avnet Memec. "Together we will deliver cutting-edge products that translate to faster time to market for today's designers and engineers."

For more information, please visit www.em.avnet.com/aum.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

About Avnet Electronics Marketing

Avnet Electronics Marketing is an operating group of Phoenix-based Avnet, Inc. (NYSE:AVT), a Fortune 500 company. Avnet Electronics Marketing serves electronic original equipment manufacturers (EOEMs) and electronic manufacturing services (EMS) providers in more than 70 countries, distributing electronic components from leading manufacturers and providing associated design-chain and supply-chain services. The group's Web site is located at http://www.em.avnet.com.

About Avnet

Avnet, Inc. (NYSE:AVT) is one of the largest distributors of electronic components, computer products and technology services and solutions with more than 300 locations serving more than 70 countries worldwide. The company markets, distributes and optimizes the supply-chain and provides design-chain services for the products of the world's leading electronic component suppliers, enterprise computer manufacturers and embedded subsystem providers. Avnet brings a breadth and depth of capabilities, such as maximizing inventory efficiency, managing logistics, assembling products and providing engineering design assistance for its 100,000 customers, accelerating their growth through cost-effective, value-added services and solutions. For the fiscal year ended June 30, 2007, Avnet generated revenue of $15.68 billion. For more information, visit www.avnet.com.

For further information

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

Avnet Electronics Marketing
Public Relations
Jody Janusch LaRoque
Tel: +1 480 643 2547

jody.janusch@avnet.com
www.em.avnet.com/aum

austriamicrosystems presents AS7620, industry's first 32V 500mA buck regulator with integrated dual power monitor

AS7620 high voltage buck regulator offers low 30µA quiescent current, high partial load efficiency and maximizes data integrity during power-fail conditions

Unterpremstaetten, Austria (May 5, 2008) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, today expanded its DC-DC converter portfolio with the AS7620, a hysteretic, high efficiency 32V step-down regulator in a small 4x4mm MLPQ 12-pin package. Ideally suited to maximize up-time of utility metering, sensor interface and other industrial motion control and battery-powered data-acquisition equipment, the AS7620 provides both, early-power-fail warning and power-good signals to microcontrollers that cannot afford to lose critical data during a power failure or brown-out condition.

The AS7620 DC-DC regulator is optimized for industrial 24V applications and delivers up to 500mA. Available with a fixed 3.3V output or adjustable output voltage between 1.2V and VIN, the device features a wide input voltage between 3.6V and 32V and offers a high efficiency rate of up to 93%. Additionally, an integrated 100% duty-cycle extends operation in low-dropout conditions. A pin-selectable peak current limit optimizes inductor selection, reducing component size. Built on a hysteretic architecture, the AS7620 is a power miser when it comes to minimum and partial load operation, operating on less than 37µA when delivering 500µA of output current and consuming approximately 100µA at 10mA output, which allows for smaller hold-up capacitors or extends operating battery life for portable analyzers.

"austriamicrosystems' AS7620 is the first in a series of high-voltage step-down converters that addresses the peculiar needs of industrial 24V applications, and is industry's first 32V-stepdown converter to provide simultaneously an early-power-fail warning and power-good signal in a compact, thermally efficient package, hereby eliminating external comparators and reducing board space" said Matjaz Novak, Marketing Director Industry & Medical at austriamicrosystems. "When the lights go out, the AS7620 shines with its low operating current and extended supply voltage range that includes a low-drop-out mode to keep that microcontroller running until its supply voltage falls below the 90% power-good threshold."

The AS7620 DC-DC converter allows a wide range of low profile inductors and ceramic capacitors and does not require any compensation. Soft-start, current limit and thermal shutdown make this converter fail-safe. During shutdown the current draw is reduced to only 1µA.

The AS7620 DC-DC converter is available now in a 4x4mm MLPQ 12-pin package and is specified for the industrial temperature range of -40°C to +85°C for ambient conditions. Product-specific information and free samples via austriamicrosystems' online shop ICdirect are available at www.austriamicrosystems.com/03products/AS7620/AS7620.htm

i... ...ic picture and block diagram are available on request or at
h.../...w.austriamicrosystems.com/03products/products_detail/AS7620/description_AS7620.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Norbert Wank
Product Manager – Industry/Medical
Tel: +43 (0) 3136 500 5448
Fax: +43 (0) 3136 500 5420
Norbert.wank@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems' announces dual simultaneous sampling 1MSPS 12-bit ADC

The 12-bit AS1545 offers two independent 1MSPS ADCs, each with 6 input channels, combined with low power consumption

Unterpremstaetten, Austria (May 7, 2008) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, has introduced the AS1545, a dual high-speed successive-approximation ADC with low power consumption, excellent DC performance and outstanding dynamic specifications, expanding austriamicrosystems high-speed ADC portfolio.

The AS1545 offers 12-bit resolution on each of the two ADCs and uses advanced design techniques to achieve low power dissipation at high throughput rates. At a conversion speed of 1MSPS and including the internal 2.5V reference, the AS1545 uses only 5.5mA. In full power-down mode the supply current drops to less than 1µA.

Two complete and independent ADC channels allow simultaneous sampling and conversion of two channels. The 12 input channels are software configurable allowing each ADC to offer six single-ended channels or three fully or pseudo differential pairs, as programmed. The conversion result of both ADCs is simultaneously available on separate data lines or in succession on one data line if only one serial port is available.

"High speed dual converters like the AS1545 are ideal for motor control applications," said Walter Moshammer, Marketing Director Standard Linear at austriamicrosystems.
"The 1MSPS dual ADC channels allow the simultaneous measurement of the difference of inputs. Additionally, the AS1545 offers a step-up/down counter for counting revolutions as well as a direction bit and information on the quadrature signal phases."

AS1545 operates from a single 2.7 to 5.25 V supply and contains a Vdrive (interface drive voltage) function which enables the serial interface to connect directly to either 3 or 5 V processor systems independent of the ADC's supply voltage. The ADC can be interfaced via a high speed SPI/QSPI/Microwire or DSP interface.

The AS1545 offers a rail to rail analog input range and can be selected to be a 0 V to VREF(or 2 × VREF), with either straight binary or two's complement output coding. The common mode input range of the analog inputs also goes from rail to rail. The internal 2.5V reference can be overdriven when an external reference is preferred.

The AS1545 is available in a small 5x5mm 32-pin TQFN package suitable for operating environments ranging from -40°C to +85°C. Product-specific information and free samples via austriamicrosystems' online shop ICdirect are available at http://www.austriamicrosystems.com/AS1545/description_AS1545.htm

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems and DLP Design Inc. present DLP's new UHF Desktop Reader incorporating the low power, low cost, AS3990 UHF RFID "Simply Gen2" Reader IC

The AS3990 is an innovative UHF RFID Reader Chip enabling customers worldwide with a faster time to market through its low complexity and its high level of integration.

Unterpremstaetten, Austria (May 14, 2008) - austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high-performance analog ICs for communications, industrial, medical and automotive applications in partnership with DLP Design, Inc., is pleased to announce the further development of their UHF RFID business line with the introduction of DLP Design's new UHF desktop reader.

austriamicrosystems' AS3990 UHF reader chip, co-developed with IDS, is the first in a line of a low-power, low-cost integrated reader solutions, positioned to make their customers' lives easier through the integration of key elements whilst retaining flexibility.

The AS3990 is a single chip, Gen 2 UHF Reader IC. Ideally targeted for power/cost-sensitive applications, the AS3990 sports the industry's lowest power consumption and lowest cost bill of materials (BOM). It includes a Gen 2 protocol engine for fast time to market, and is available with an integrated PA to further reduce the BOM. Its unique programmable features enable a single SKU that is world-wide shippable. Its simplicity is emphasized with only 32 registers to enable full RF, filtering, and protocol control, while maintaining simplicity in implementation.

"Our alliance with austriamicrosystems strengthens our commitment to a portable RFID reader market that has been largely ignored by the industry," added Don Powrie, President and CEO of DLP Design. "Integrating the austriamicrosystems' AS3990 reader chip, our new DLP-RFID-UHF desktop reader is the second in a series of forthcoming readers—all featuring a USB interface—which are lead free and RoHS-compliant with FCC and IC certifications in place for immediate deployment throughout North America."

"DLP Design has leveraged the strengths of the AS3990 to create an efficient and effective UHF reader. We are pleased with the DLP-RFID-UHF product as a module which customers can embed into their products for a fast time-to-market. This enables customers to be RFID implementers instead of RFID experts," Kambiz Hayat-Dawoodi, Manager Wireless Business Line at austriamicrosystems, commented on the partnership.

The AS3990 is available in QFN 64 9x9 mm package and is specified for 0 to 70° C. More information is available at http://www.austriamicrosystems.com/03products/products_detail/AS3990/description_AS3990.htm.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

About DLP Design

DLP Design, Inc., a Texas corporation in business since 2000, provides hardware and software solutions that make it easy for the engineer or hobbyist to interface to a host computer via the USB interface. Specialty products for

prototyping and new-product evaluation as well as consultancy services in the areas of product design and manufacture are available. DLP Design is a privately held corporation based in Allen, TX. www.dlpdesign.com

For further information

austriamicrosystems AG
Press Contact
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Technical Contact
Mark Dickson
Tel: +43 (0) 3136 500 5916
Fax: +43 (0) 3136 500 5420
mark.dickson@austriamicrosystems.com
www.a[illegible]striamicrosystems.com

DLP [illegible]ign, Inc.
Do[illegible]
Tel [illegible]964 8027
Fa[illegible] 901 4859
d[illegible]@[illegible].com
www.dlpdesign.com

austriamicrosystems High-Voltage CMOS process design kit based on Tanner tools available

New Tanner based process design kit includes complete set of high-voltage devices, model files and IO libraries optimized for High-Voltage CMOS product design

Unterpremstaetten, Austria and Erlangen, Germany (May 15, 2008) – Fraunhofer IIS (Institute for Integrated Circuits) and austriamicrosystems business Uni[illegible]ull Service Foundry today announced the availability of a new version of its high performance process desig[illegible] based on Tanner software for its advanced and industry proven 0.35µm High-Voltage CMOS technology. The[illegible]n kit includes the latest enhancements of austriamicrosystems 0.35µm High-Voltage CMOS process techn[illegible]35.

The new process design kit version v13.1 co[illegible] the high-voltage device library, the digital standard cell library, physical verification and parasitic extraction rule sets as well as the digital and analog periphery libraries with improved ESD protection. The easy to use process design kit is distributed by Fraunhofer IIS and the Europractice IC Service and enables customers to create robust analog/high-voltage product designs and shorten time-to-market.

"The offering of our H35 High Voltage technology on the Tanner software platform through our partner Fraunhofer IIS enables an even wider range of customers to access this excellent high voltage technology," says Thomas Riener, General Manager Full Service Foundry at austriamicrosystems. "Customers will benefit from an excellent design kit for a best in class technology running on an competitive design environment for high performance analog designs."

"This Tanner design kit complements our Europractice MPW service offering of the austriamicrosystems H35 and other technologies," informs Wayne McKinley, Manager of the Virtual ASIC Foundry at Fraunhofer IIS. "Academics and small businesses with modest budgets have an entry point with this Tanner design kit for IC design, verification and production of prototypes and small volumes."

"With thousands of customers involved in analog and mixed signal design world-wide and many of them involved in high voltage applications, the release of this process design kit offers easy and reliable access to this advanced high voltage process" comments Paul Double, Managing Director of Tanner EDA's European distributor EDA Solutions. He adds, "Coupled with the comprehensive functionality, productivity and ease of use of the Tanner IC Design tools, the use of this process design kit will serve to minimise design time and risk, thus speeding concept to silicon."

About Fraunhofer IIS

Founded in 1985, the Fraunhofer Institute for Integrated Circuits IIS in Erlangen, today with 520 staff members, ranks first among the Fraunhofer Institutes concerning headcount and revenues. As the inventor of mp3 and co-inventor of the MPEG 4 AAC audio coding standard, Fraunhofer IIS has reached worldwide recognition. It provides research services on contract basis and technology licensing. The research topics are: Audio and video source coding, multimedia realtime systems, digital radio broadcasting and digital cinema systems, integrated circuits and sensor systems, design automation, wireless, wired and optical networks, localization and navigation, imaging systems and nanofocus X-ray technology, high-speed cameras, medical sensor solutions and communications technology in transport and logistics. The budget of 61 million Euros is mainly financed by projects from industry, the service sector and public authorities. Less than 20 percent of the budget is subsidized by federal and state funds.

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

About Tanner EDA

Tanner EDA is a leading provider of easy-to-use, PC-based electronic design automation (EDA) software solutions for the design, layout and verification of analog/mixed-signal integrated circuits, ASICs and MEMS. Its solutions help speed designs from concept to silicon and are used by thousands of companies to develop devices cost-effectively in the biomedical, consumer electronics, next-generation wireless, imaging, power management and RF market segments. Founded in 1988, Tanner EDA is a division of privately held Tanner Research, Inc. For more information, go to www.tannereda.com.

Further information

Press Contact
EDA Solutions Limited
Paul Double
Managing Director
Tel: +44 (0)1489 564 253
Fax: +44 (0)1489 557 367
info@eda-solutions.com
www.eda-solutions.com.com

Technical Contact
EDA Solutions Limited
Peter Kaiser
Sales Manager Germany
Tel: +49 (0)89 3245 0877
Fax: +49 (0)89 3245 0876
info@eda-solutions.com
www.eda-solutions.com.com

Press Contact
Fraunhofer Institute for Integrated Circuits IIS
Marc Briele
Press and Public Relations
Am Wolfsmantel 33
91058 Erlangen
Tel: +49 (0) 91 31/776-16 30
Fax: +49 (0) 91 31/776-16 49

Technical Contact
Fraunhofer Institute for Integrated Circuits IIS
Wayne R. McKinley
Am Wolfsmantel 33
91058 Erlangen
Tel: +49 (0) 91 31/776-413
Fax +49 (0) 91 31/776-499
virtual-asic@iis.fraunhofer.de
www.iis.fraunhofer.de

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems presents AS5134, a high precision angle position sensor offering excellent performance in automotive applications

New AS5134 rotary encoder particularly designed to support commutation of brushless DC motors

Unterpremstaetten, Austria (May 16, 2008) - austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, today expanded its successful magnetic rotary encoder family with the AS5134. This innovative rotary encoder IC is fully qualified to AEC-Q100 and specifically designed for brushless DC sensing in automotive applications in an ambient temperature range up to 150°C.

With an 8.5-bit resolution, the AS5134 can recognize 300 positions within one 360° turn and is accessible with either a serial or a PWM (Pulse-Width Modulation) interface. In addition, there are three differently programmable incremental outputs available, one of which delivers a three-phase commutation signal for brushless DC motors. Another special feature is the programmability of 1 to 6 pole pairs. The AS5134 provides a "power saving mode" with a power consumption of less than 1.5mA and a fast start-up time to normal operation of less than 250µs.

Several features of the AS5134, including user-specific zero programming, a diagnostic function for correct positioning of the magnet, or the ability to recognize interruptions of the power supply are already standard in austriamicrosystems' entire encoder product family. The AS5134 additionally offers a "daisy chain" mode to read position data serially over a two wire bus.

"The proportion of brushless DC motors (BLDC) in automotive propulsion technology as well as in the industrial sector is increasing rapidly because the benefits of BLDC are as numerous as convincing. In addition to higher efficiency and longer service life, drives can be designed offering higher precision, better dynamic properties and more flexibility. The AS5134 was specifically developed to improve the performance of these BLDC motors," says Bernhard Czar, Marketing Director Automotive at austriamicrosystems.

Due to the wide ambient temperature range of -40°C to 150°C no additional temperature compensation and calibration of the device is required. The AS5134 is available in a lead-free SSOP-20 package. Product-specific information is available at www.austriamicrosystems.com/03products/25_rot_enc_automotive_applications.htm .

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Pfingstl
Marketing Manager Automotive
Tel: +43 (0) 3136 500 5516
Fax: +43 (0) 3136 500 5420
andreas.pfingstl@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems supplies AS5243, the redundant 10-bit magnetic angular position IC, to MEGA-Line RACING ELECTRONICS and Audi R10 for the Le Mans 24 Hours 2008

AS5243 is a system-on-chip combining integrated Hall elements, analog front end and digital signal processing in a single device

Unterpremstaetten, Austria (May 19, 2008) - austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for automotive, communication, industry and medical applications, supplies AS5243, a redundant 10-bit magnetic rotary encoder IC, to MEGA -Line RACING ELECTRONIC GmbH, a specialist in development of high performance automotive racing applications. The AS5243 is used to measure the absolute position of the barrel shaft in the gearbox to ensure an optimized gear change. AS5243 has been successfully tested in the Audi R10 which is the first diesel powered car winning the Le Mans 24 hours, one of the most ambitious races in the world.

The absolute magnetic shaft encoder developed by MEGA-Line RACING ELECTRONIC is based on austriamicrosystems' AS5243 redundant magnetic angular position sensor device which, due to its contactless measurement method, makes the system highly reliable and resistant to adverse environmental conditions such as dust, moisture, vibration or extended temperature conditions. With this sensor the abrasion over the economic life-time of the gearbox can be monitored. The high performance 10 bit resolution analog output and the extended temperature range up to 150°C (ambient) ideally meets the demands of many safety critical automotive, industrial and robotics applications.

"Our close collaboration with MEGA-Line RACING ELECTRONIC helps us to be successful with innovative solutions on the market," said Bernhard Czar, Director Marketing Automotive at austriamicrosystems. "austriamicrosystems' wide portfolio of magnetic angular position sensors meet a broad range of customer demands. We look forward to seeing further creative products emerging out of our partnership with MEGA-Line RACING ELECTRONIC."

"We are excited to be working with austriamicrosystems and their new AS5243 absolute angular position sensor technology," said Erwin Gassner, CEO of MEGA-Line RACING ELECTRONIC. "This magnetic encoder technology enables us to get an absolute feedback about the most important gearbox parameter. The barrel position is used to optimize the whole gear change sequence. This sensor has to be absolutely reliable and using the freely programmable AS5243 we do not even need any calibration procedure in the car."

The AS5243 is a contactless magnetic angle position sensor for accurate measurement up to 360° and includes two AS5143 devices in a punched stacked lead frame. It is a system-on-chip combining integrated Hall elements, analog front end and digital signal processing in a single device. The AS5243 provides two separated programmable analog outputs which can be configured in many ways, including user programmable angular range, adjustable output voltage range, voltage or current output, etc.

An internal voltage regulator allows operation of the AS5243 from 3.3V or 5.0V supplies. The AS5243 can detect 1,024 absolute positions over a full turn, 180 and 90 degrees which correspond to a resolution of minimum 0.087 degrees. Additional features include a user programmable zero position and a safety feature that constantly monitors the presence of the magnet. The AS5243 is available in a 7x7mm QFN32 package.

Product-specific information is available at
www.austriamicrosystems.com/03products/25_rot_enc_automotive_applications.htm

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

About – MEGA-Line RACING ELECTRONIC

MEGA-Line RACING ELECTRONIC is one of the leading suppliers of assisted gear change systems for racing cars. The company is located in Saal, Germany, and is highly reputed for the innovative development, reliable delivery and excellent performance of their racing electronics. MEGA-Line has customers all over the world in various race categories like endurance, rallye, hill climbing and formula cars.

About Audi Sport:

Audi positions itself as the most sporting automobile manufacturer in the premium segment and has the perfect basis for this: motorsport. A dynamic sporting image, ground breaking technology and emotional design are the primary components for the Audi brand's success. The genes for this originate from 25 years of successfully operating at the highest level in motorsport.

Audi Sport is a part of the Technical Development (TE) of AUDI AG – and for a good reason: Audi is involved in accelerate development. The Audi R10 TDI acts as rolling test bench that delivers the technicians and engineers in TE valuable know-how for the future generations of TDI engines.

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Pfingstl
Marketing Manager Automotive
Tel: +43 (0) 3136 500 5516
andreas.pfingstl@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems further expands field-programmable OTP memory portfolio for its advanced 0.35µm process family

One-Time-Programmable memory cells based on Poly fuses simplify trimming of analog and digital parameters

Unterpremstaetten, Austria (June 10, 2008) – austriamicrosystems' Full Service Foundry business unit announced today at the DAC, Design Automation and Conference in Anaheim, CA, a further expansion of its IP block portfolio with the launch of a complete set of OTP (one-time-programmable) cells for its 0.35µm process family. Easy and economical trimming of analog and digital parameters, such as bandgap trimming, biasing, storage of serial numbers, temperature correction or unique configuration codes, makes them the ideal solution in ADCs, DC/DC converters, LDOs, lighting and power management products and many more.

"Offering an easy to use and reliable field programmable memory solution without the need for additional masks enables our customers to design highly competitive products," says Thomas Riener, General Manager Full Service Foundry at austriamicrosystems. "The OTP blocks allow storing of analog and digital parameters, such as bandgap trimming, biasing, storage of serial numbers, temperature correction or unique configuration codes without wasting silicon area."

The polyfuse-based OTP memory cell "PPROM" is available in two fixed sizes of 4x8 bit and 16x8 bit and comes with a parallel interface. It is accessible like a static RAM and offers direct addressed outputs. The "PPTRIM" blocks available in sizes of 8 bit, 16 bit, 32 bit, 48 bit and 64 bit offers a three wire interface and auto-load at power-on reset. Both types of blocks are infield programmable at 3.3V operating voltage, data retention is guaranteed for at least 10 years. All OTP blocks are fully automotive and medical qualified and are available for austriamicrosystems advanced 0.35µm CMOS, High-Voltage CMOS and SiGe-BiCMOS technologies. The silicon-proven OTP blocks can be obtained from austriamicrosystems based on a one-time license fee. Customers will receive the simulation model (Verilog format), abstract (LEF format) as well as the timing library in TLF format. The OTP blocks can be easily integrated into the product design using the HIT-Kit, austriamicrosystems' well known process design kit.

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and

car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

Further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems builds profound system know-how on FlexRay™ - the next generation automotive networking system

The Virtual Vehicle's TEODACS research project provides expertise for the deployment and validation of FlexRay™ based distributed systems

Graz, Unterpremstaetten, Austria (June 18, 2008) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for automotive, communication, industry and medical applications, is a driving force in the TEODACS (Test, Evaluation and Optimization of Dependable Automotive Communication Systems) research project which is being launched by The Virtual Vehicle, a group of industry partners and research facilities in Graz / Austria. The project brings together AVL List GmbH, CISC Semiconductor Design + Consulting GmbH, Infineon Technologies AG, University of Applied Sciences FH Joanneum and the Institute for Technical Informatics (ITI) at the Graz University of Technology in a partnership aimed at building expertise for the deployment and validation of FlexRay™ based automotive networking systems.

FlexRay™ becomes an emerging technology for in-vehicle networks to support the requirements of the next generation vehicles. Safety, infotainment, reliability and dependability, cost and weight reduction together with CO_2 prevention for vehicles are key drivers for new automotive local area networks. FlexRay™ is developed to cope with these demands, but as it is a young technology with little field affirmation, a comprehensive level of system investigation is still needed.

austriamicrosystems is a leading provider of FlexRay™ Transceiver ICs and with its AS8221, which is already well known in the FlexRay community, the device focus changed to a system-based focus to provide profound knowledge for customers in design-ins of FlexRay Transceivers. The AS8220 FlexRay™ Basis Transceiver and the AS8224 FlexRay™ Active Star Device will be available soon, expanding austriamicrosystems' FlexRay™ Transceiver family.

"TEODACS allows us to combine the knowledge from different domains to utilize experience in an efficient way for our customers", Harald Gall, Product Manager In-Vehicle Networks at austriamicrosystems, explains. "In addition, this unique know-how will be reflected in our future automotive networking products."

The deployment of FlexRay™ networks results in numerous challenges for the system design. At the same time, the networks and the various possibilities the system offers, have not been entirely investigated so far. This is the goal of the TEODACS project which aims to investigate the FlexRay system behaviour with a novel holistic approach including analysis on an enhanced laboratory setup and the concurrent simulation of the comprehensive framework. This duality combines the advantage of capturing limiting factors in real networking structures and the flexibility when performing simulations considering varying conditions. The experience gained during the development of the physical setup and the simulation environment will be used to develop novel concepts and methods for the efficient test and deployment of FlexRay™ in vehicles.

More information on austriamicrosystems activities for automotive bus systems:
http://www.austriamicrosystems.com/01segments/automotive/bus_start.htm

More information on the TEODACS project and the Virtual Vehicle Competence Center:
www.teodacs.com
www.v2c2.at

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Harald Gall
Product Manager FlexRay
Tel: +43 (0) 3136 500 5953
harald.gall@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems
a leap ahead in analog

NEW SCALE TECHNOLOGIES
Ingeniously Small Motion Systems

PRESS RELEASE

austriamicrosystems' global sales network adds New Scale Technologies' SQUIGGLE® motors and motion systems to its product lineup

New Scale significantly expands its sales reach through austriamicrosystems' global sales network

Victor, NY and Unterpremstaetten, Austria (June 30, 2008) – New Scale Technologies, Inc., a provider of innovative miniature motion systems, has named its strategic partner austriamicrosystems (SWX: AMS) as a global, non-exclusive agent for its patented SQUIGGLE® motors, micro motion systems and other products. The agreement significantly expands New Scale's global sales reach while enabling analog chip specialist austriamicrosystems to introduce additional innovative products to its customers.

New Scale develops and manufactures miniature motion systems including the piezoelectric SQUIGGLE motor, the world's smallest linear motor. austriamicrosystems is a leading designer and manufacturer of high performance analog ICs for communications, industry, medical and automotive applications and has a global sales network of approximately 100 direct sales engineers and field application engineers (FAEs), spread across Asia, Europe, the USA and South Africa.

New Scale and austriamicrosystems formed a partnership early in 2008 to create tiny closed-loop motion systems integrating SQUIGGLE motors with single-chip motor controllers and position sensor ASICs.

"We are impressed with the technical competence of the austriamicrosystems sales and FAE teams, and their ability to understand their customers' needs and offer innovative solutions," said Dan Viggiano III, vice president and general manager of OEM products at New Scale. "We are thrilled to have this highly qualified sales network introducing New Scale products to design engineers around the world."

"New Scale's extremely small motion systems allow design engineers to add motion-based features where they could not be incorporated before, due to size and power constraints," commented Carlo Rebughini, senior vice president of sales at austriamicrosystems. "Users of our high-performance analog ICs have a keen interest in expanding their products' current capabilities and introducing innovative new products through the use of SQUIGGLE motors and micro motion systems."

About New Scale Technologies

New Scale Technologies (www.newscaletech.com) creates disruptively small motion systems based on our patented piezoelectric SQUIGGLE® motor, the world's smallest linear motor. This ultrasonic motor is more compact, precise, robust, power-efficient and cost-effective than other micro motors. Complete motion systems incorporate supporting electronics (ASICs) developed in partnership with austriamicrosystems. Our micro motors

and micro-actuator modules enable design engineers to create smaller products including mobile phone cameras, electronic locks and intelligent fasteners, nano-scale fluid control including lab-on-a-chip systems, medical devices including miniature drug pumps and endoscopes, optics and imaging systems, automotive modules, lasers, aerospace and defense systems, cryogenic and MRI-compatible instruments, and consumer electronics including micro fuel cells.

SQUIGGLE is a registered trademark of New Scale Technologies, Inc.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile entertainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS).

For further information

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

New Scale Technologies
Media Relations
Lisa Schaertl
Tel: +1 585 924 4450 x212
lschaertl@newscaletech.com
www.newscaletech.com

austriamicrosystems introduces 1A ultra-low-dropout regulator

Operating at lowest dropout voltages, the AS1364 offers excellent 10µVRMS low noise performance.

Unterpremstaetten, Austria (July 8, 2008) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, today expanded its low dropout regulator (LDO) portfolio with the AS1364, capable of delivering up to 1A while operating at lowest dropout voltages.

The AS1364 operates from a 2 to 5.5V supply, making it ideal for dual or triple standard-cell and single Li-Ion battery powered applications. Offering lowest dropout voltage of 140mV @ 1A with an extremely low quiescent current of only 35µA during operation and stunning 10nA during shutdown, battery life time is maximized when using AS1364.

"There is a growing demand of applications requiring high currents and the need of a LDO smoothed voltage." said Walter Moshammer, Marketing Director Standard Linear at austriamicrosystems. "At currents rated around 1A, the dropout voltage is the most important factor for lifetime and efficiency of the system. austriamicrosystems' AS1364 fulfils these needs completely.."

The AS1364 is available as adjustable version or with pre-programmed output voltages in the range between 1.2 to 5.0V with an output voltage accuracy of excellent 0.75%. While the adjustable version allows highest flexibility in design and does not require a bypass capacitance, the pre-programmed versions offer improved noise performance through a bypass pin. The noise is therefore improved from good 50µVrms of the adjustable version to excellent 10µVrms of the pre-programmed versions. Additionally, the AS1364 offers a power-ok output that signals when the output voltage drops out of regulation by 6% typically.

A digital enable pin allows system-level dynamic power management. Furthermore, the AS1364 offers over-temperature and over-current protection. The AS1364 is available in a thermally enhanced TDFN 3x3mm 8-pin package suitable for operating environments ranging from -40 to +85°C.

Product-specific information and free samples via austriamicrosystems' online shop ICdirect are available at
http://www.austriamicrosystems.com/03products/products_detail/AS1364/description_AS1364.htm

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile entertainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Rene Wutte
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5653
Fax: +43 (0) 3136 500 5420
rene.wutte@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems releases High-Voltage IO library offering 4KV ESD protection

austriamicrosystems ready to use ESD solution ensures ESD robustness of complex analog/mixed-signal designs in power management, automotive or medical applications

Unterpremstaetten, Austria (July 10, 2008) – austriamicrosystems business unit Full Service Foundry today announced that its state-of-the art 0.35µm High-Voltage CMOS process technology "H35" is now offering 4kV ESD (Electrostatic Discharge) protection. The new silicon proven H35 periphery library guarantees a 4kV HBM (Human Body Model) ESD protection compliant to the MIL-883E, Method 3015.7 and JEDEC JESD22-A114B ESD standards.

The new IO library cells with built-in ESD protection structures offer 4kV HBM ESD protection level for 50V maximum supply voltage and are available as an add-on to the current HIT-Kit version v3.72. Registered users may download the new periphery cells from our technical web server at http://asic.austriamicrosystems.com/download/.

"Proper ESD protection on both chip and system level is one of the utmost demands of our customers. Offering competitive ESD protection solutions enables us to serve our customers' needs and demands in designing complex analog mixed-signal products with optimal ESD protection on chip level" says Thomas Riener, General Manager Full Service Foundry at austriamicrosystems. "Dedicated ESD reviews and consulting services further enhance austriamicrosystems' analog foundry portfolio."

austriamicrosystems' 0.35µm High-Voltage CMOS technology is the first purely CMOS based High-Voltage process that matches BCD performance and chip sizes at much lower process complexity. It offers fully scalable High-Voltage NMOS and PMOS devices, floating logic libraries as well as a best-in-class power-on resistance. The process allows the integration of 3.3V, 5V, 20V, 50V and 120V devices on a single chip, which makes it the ideal technology for complex analog/mixed-signal designs in power management, automotive or medical applications.

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile entertainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full

Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

Further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems reports 5% revenue and 26% EBIT growth in first half despite adverse exchange rate environment, expectations for full year growth confirmed

Key financial data for the second quarter and first half of 2008

Unterpremstaetten, Austria (July 28, 2008) — austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, showed revenue and EBIT growth in the first half and second quarter of 2008 compared to the previous year despite an adverse exchange rate environment, given broad-based demand for its analog IC solutions.

Consolidated second quarter group revenues reached EUR 46.3 million, up 6% from EUR 43.9 million in the same quarter 2007. Group revenues for the first six months of 2008 rose 5% to EUR 87.5 million, compared to EUR 83.3 million recorded in the first half of 2007. This positive revenue development was achieved despite a significant deterioration in the USD against the EUR compared to last year. On a constant currency basis, second quarter revenues grew by 12% compared to the second quarter last year while first half revenues grew by 11% compared to the first half 2007 which underscores the positive development of austriamicrosystems' business in the second quarter and first half of 2008.

In the second quarter, gross margin increased to 51% from 50% in the same quarter last year, driven by positive product mix effects and manufacturing cost improvements. For the first half of 2008, gross margin reached 51%, up two percentage points from 49% in the first six months 2007. The result from operations (EBIT) for the second quarter increased by 49% to EUR 6.4 million, from EUR 4.3 million in the same quarter 2007, with continued high R&D investments of 23% of the quarter's revenues and despite a negative impact from exchange rate movements. For the first half-year 2008, the result from operations (EBIT) was up 26% at EUR 10.1 million, compared to EUR 8.0 million in the same period 2007.

Net income for the second quarter 2008 rose by 44% to EUR 5.9 million, from EUR 4.1 million in the same period last year. Basic and diluted earnings per share for the second quarter were CHF 0.87 or EUR 0.54. Net income for the first half of 2008 was up 20% at EUR 9.1 million, equivalent to CHF 1.34 or EUR 0.84 per share (basic and diluted), compared to EUR 7.6 million for the same period last year. Total backlog which does not reflect high volume consignment stock agreements with key customers and is therefore not fully comparable to the previous year stood at EUR 54.5 million on June 30, 2008 compared to EUR 48.2 million at the end of the first quarter and EUR 54.5 million on June 30, 2007.

austriamicrosystems' business performed well in the second quarter and first half year 2008 which underscores the attractiveness of the company's product portfolio and its solid market position. In communications, austriamicrosystems strengthened its position in advanced power management

products for mobile devices such as handsets, personal navigation and other communications devices. Two Top 5 handset vendors, Nokia and SonyEricsson, are using its flash LED driver ICs, lighting management solutions and power management ICs in increasing volumes for production, newly released and upcoming models. austriamicrosystems added another, Asia-based Top 5 handset manufacturer to its customer base in the second quarter which has designed an austriamicrosystems lighting management solution into several upcoming models.

austriamicrosystems' MEMS microphone business returned to growth in the first half of the current year driven by the increasing penetration of this technology at top tier handset vendors. With existing and new solutions, austriamicrosystems holds a leading position in this competitive market and expects its MEMS microphone business to develop positively going forward. In mobile entertainment, austriamicrosystems continues to be successful in high quality personal media players, information and entertainment devices with its market-proven audio ICs with advanced power management and high performance system solutions. Its latest product generation features significantly reduced power consumption while offering even higher audio quality and high-quality video capabilities. In the second quarter, a global consumer electronics OEM decided to develop an upcoming generation of audio/video mobile entertainment devices around products from this new family.

The company's industrial and medical business again delivered strong results given attractive demand for austriamicrosystems' industrial automation, sensor interface, encoder and healthcare IC solutions. Automation, metering and seismic sensors continued to be important sub-segments of the industrial business in the first half of 2008. In consumer healthcare, a leading global sportswear brand successfully introduced an innovative wearable electronic training assistance device including an austriamicrosystems sensor interface product. austriamicrosystems' magnetic encoder business continues to grow at a very attractive pace, driven by the industry's broadest portfolio of integrated magnetic encoder solutions. This product range was expanded with new high resolution products to address even more applications across a multitude of markets. austriamicrosystems' new offering of RFID reader ICs has seen outstanding market acceptance and first design-ins.

In the automotive market, austriamicrosystems saw ongoing good demand in the areas of sensor interfaces, related systems, car access and position measurement. Leading global automotive suppliers rely on complex automotive sensor interfaces for applications such as ESP where penetration across car classes and regions continues to increase. In the second quarter, austriamicrosystems was able to penetrate another European-based Tier 1 automotive systems supplier underscoring its system and design expertise in the competitive automotive semiconductor market and its positive long term outlook for this business.

The foundry business again provided an attractive contribution in the second quarter and first half based on high quality customers focused on specialty process technologies such as High Voltage and Silicon Germanium. In operations, austriamicrosystems' state-of-the-art 200 mm wafer fab and in-house test centers continued their excellent performance. The company benefits from a high level natural hedge in its production costs which was actively set up over the last years as part of austriamicrosystems' global manufacturing concept.

Looking forward, austriamicrosystems continues to expect its business to show growth in revenues, gross margins and earnings on a USD and EUR basis in 2008, based on currently available information. austriamicrosystems believes its business to be well positioned with a strong line-up of successful and upcoming products and a growing list of high quality customers. However, the company recognizes that the uncertain future development of the EUR/USD exchange rate and potential macroeconomic induced end market volatility are risk factors influencing its revenue and earnings development for the full year of 2008.

The complete half year report 2008 including detailed financial information is available on austriamicrosystems' website under http://www.austriamicrosystems.com/08ir/report.htm

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Half-year Report 2008

Revenue and profit growth in the first half, expectations for full year growth confirmed

Report to shareholders on the first half of 2008

Ladies and Gentlemen

Our second quarter and half-year results show growth in revenues and profit despite an adverse exchange rate environment which highlights the attractiveness of our product portfolio. We continue to be successful in the marketplace with our standard and customized analog IC solutions at existing and newly added customers worldwide. With our product offering, we feel well positioned to benefit from the growing demand for high performance analog ICs in our target markets power management, sensors & sensor interfaces and mobile entertainment in the mid and longer term.

Financial results

Consolidated second quarter group revenues reached EUR 46.3 million, up 6% from EUR 43.9 million in the same quarter 2007. Group revenues for the first six months of 2008 rose 5% to EUR 87.5 million, compared to EUR 83.3 million recorded in the first half of 2007. We achieved this positive revenue development despite a significant deterioration in the USD against the EUR compared to last year's second quarter and first half. On a constant currency basis, second quarter revenues grew by 12% compared to the second quarter last year while first half revenues grew by 11% compared to the first half 2007. This underscores the positive development of our business in the second quarter and first half of 2008.

In the second quarter, our gross margin increased to 51% from 50% in the same quarter last year, driven by positive product mix effects and manufacturing cost improvements. For the first half of 2008, gross margin reached 51%, up two percentage points from 49% in the first six months of 2007. Our result from operations (EBIT) for the second quarter increased by 49% to EUR 6.4 million, from EUR 4.3 million in the second quarter of 2007. This strong result was achieved while we continued our high R&D investments at 23% of the quarter's revenues and despite a negative impact from exchange rate movements. For the first half-year 2008, the result from operations (EBIT) was up 26% at EUR 10.1 million, compared to EUR 8.0 million in the same period last year.

Net income for the second quarter 2008 rose by 44% to EUR 5.9 million, from EUR 4.1 million in the same period last year. Basic and diluted earnings per share for the second quarter were CHF 0.87 or EUR 0.54. Net income for the first half of 2008 was up 20% at EUR 9.1 million, equivalent to CHF 1.34 or EUR 0.84 per share (basic and diluted), compared to EUR 7.6 million for the same period last year.

Key figures EUR thousands (except earnings per share)	Q2 2008	Q2 2007	Q1 2008	1st half 2008	1st half 2007
Revenues	**46,315**	43,893	41,141	**87,456**	83,342
Gross margin in %	**51%**	50%	51%	**51%**	49%
Result from operations	**6,441**	4,306	3,672	**10,113**	7,998
Net income/loss	**5,868**	4,095	3,248	**9,116**	7,621
Basic = diluted earnings per share in CHF [1]	**0.87**	0.62	0.47	**1.34**	1.15
Basic = diluted earnings per share in EUR	**0.54**	0.38	0.30	**0.84**	0.70
Total backlog (excluding consignment stock)	**54,497**	54,466	48,163	**54,497**	54,466

[1] Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Our total backlog on June 30, 2008 stood at EUR 54.5 million, up from EUR 48.2 million at the end of the first quarter and unchanged from EUR on June 30, 2007. This total backlog figure does not include substantial consignment stock agreements with major customers to support their supply and is therefore not directly comparable to the previous year.

Business overview

austriamicrosystems' business performed well in the second quarter and first half year 2008 given broad-based demand for our high performance analog semiconductors across target markets and geographies.

In our communications business, we strengthened our position in advanced power management products for a variety of mobile devices, offering a broad range of high performance solutions for handsets, personal navigation and other consumer and communications devices. Two Top 5 handset vendors, Nokia and SonyEricsson, are using our flash LED driver ICs, lighting management solutions and power management ICs in increasing volumes across a range of models and platforms for production, newly released and upcoming models.

Expanding our reach in the global handset market, we added another Top 5 handset manufacturer to our customer base in the second quarter. The Asia-based OEM has designed an austriamicrosystems lighting management solution into several upcoming models. In addition, our MEMS microphone business returned to growth in the first half of this year driven by the increasing penetration of this technology at top tier handset vendors. Given the market success of our existing and new solutions, we hold a leading position in this competitive market and expect our MEMS microphone business to develop positively going forward.

In mobile entertainment, our line of market-proven audio ICs with advanced power management and high performance system solutions continues to be successful in high quality personal media players, information and entertainment devices. Our latest product generation features significantly reduced power consumption while offering even higher audio quality and high-quality video capabilities. In the second quarter, a global consumer electronics OEM decided to develop an upcoming generation of audio/video mobile entertainment devices around products from this new family.

Our industrial and medical business again delivered strong results given attractive demand for our industrial automation, sensor interface, encoder and healthcare IC solutions. Automation, metering and seismic sensors continued to be important sub-segments of our industrial business in the first half of 2008. In consumer healthcare, a leading global sportswear brand successfully introduced an innovative wearable electronic training assistance device which includes an austriamicrosystems sensor interface product. Our magnetic encoder business continues to grow at a very attractive pace, driven by the industry's broadest portfolio of integrated magnetic encoder solutions. We expanded this product range with new high resolution products allowing us to address even more applications across a multitude of markets. Our new offering of RFID reader ICs has seen outstanding market acceptance and first design-ins.

In the automotive market we saw ongoing good demand in the areas of sensor interfaces, related systems, car access and position measurement. Leading global automotive suppliers rely on our complex automotive sensor interfaces for applications such as ESP where penetration across car classes and geographies continues to increase. In the second quarter, we were able to penetrate another European-based Tier 1 automotive systems supplier which underscores our system and design expertise in the competitive automotive semiconductor market and our positive long term outlook for this business.

Our foundry business again provided an attractive contribution in the second quarter and first half based on high quality customers focused on specialty process technologies such as High Voltage and Silicon Germanium. In operations, our state-of-the-art 200 mm wafer fab and in-house test centers continued their excellent performance. We benefit from a high level natural hedge in our production costs which we actively set up over the last years as part of our global manufacturing concept.

Outlook

Looking forward, we continue to expect our business to show growth in revenues, gross margins and earnings on a USD and EUR basis in 2008, based on currently available information. We believe our business to be well positioned with a strong line-up of successful and upcoming products and a growing list of high quality customers. However, we recognize that the uncertain future development of the EUR/USD exchange rate and potential macroeconomic induced end market volatility are risk factors influencing our revenue and earnings development for the full year of 2008.

Unterpremstaetten, July 28, 2008

John Heugle, CEO Michael Wachsler-Markowitsch, CFO

Consolidated Profit and Loss Statement (unaudited)

EUR thousands (except number of ordinary shares and earnings per share)	Q2 2008	1st half 2008	Q2 2007	1st half 2007
Revenue Products	39,661	75,713	36,492	70,016
Revenue Foundry & Other	6,654	11,743	7,401	13,326
Total revenues	**46,315**	**87,456**	43,893	83,342
Cost of sales	- 22,492	- 42,839	- 22,142	- 42,335
Gross profit	**23,823**	**44,617**	21,751	41,006
Gross margin in %	51%	51%	50%	49%
Research and development expenses	- 10,561	- 20,375	- 11,088	- 20,557
Selling, general and administrative expenses	- 8,504	- 17,480	- 7,749	- 15,007
Other operating income	2,056	3,775	1,577	2,829
Other operating expenses	- 290	- 341	- 185	- 273
Result from equity investments	-83	-83	0	0
Result from operations	**6,441**	**10,113**	4,306	7,998
Net financing costs	- 317	- 601	- 66	- 103
Income before tax	**6,124**	**9,511**	4,240	7,895
Income tax expense	- 256	- 395	- 145	- 274
Net income	**5,868**	**9,116**	4,095	7,621
Basic = diluted earnings per share in CHF [1]	**0.87**	**1.34**	0.62	1.15
Basic = diluted earnings per share in EUR	**0.54**	**0.84**	0.38	0.70

[1] Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Balance Sheet (unaudited)

EUR thousands	as of	June 30, 2008	December 31, 2007
Assets			
Cash and cash equivalents		6,378	19,138
Short-term investments		3,968	3,968
Trade receivables		44,717	55,974
Inventories		61,157	49,087
Other receivables and assets		7,424	6,226
Total current assets		123,643	134,393
Property, plant and equipment		133,127	136,211
Intangible assets		7,543	8,640
Investments at equity		3,695	0
Deferred tax assets		30,953	30,953
Other long-term assets		2,339	1,171
Total non-current assets		177,647	176,975
Total assets		301,290	311,368
Liabilities and shareholders' equity			
Liabilities			
Interest-bearing loans and borrowings		35,471	34,231
Trade liabilities		18,306	21,411
Provisions		10,919	13,900
Other liabilities		18,646	15,595
Total current liabilities		83,342	85,137
Interest-bearing loans and borrowings		13,927	15,940
Employee benefits		9,532	9,119
Deferred government grants		2,778	3,228
Other long-term liabilities		769	820
Total non-current liabilities		27,007	29,107
Shareholders' equity			
Issued capital		26,697	26,697
Share premium		96,946	95,570
Treasury shares		- 670	- 703
Translation adjustment		- 453	- 104
Retained earnings		68,418	75,664
Total shareholders' equity and reserves		190,941	197,124
Total liabilities and shareholders' equity		301,290	311,368

Consolidated Cashflow Statement (unaudited)

EUR thousands	Q2 2008	1st half 2008	Q2 2007	1st half 2007
Operating activities				
Income before tax	6,124	9,511	4,240	7,895
Depreciation (net of government grants)	5,625	11,144	5,398	10,644
Changes in employee benefits	212	413	196	380
Expenses from stock option program (acc. IFRS 2)	686	1,373	412	825
Changes in other long-term liabilities	-224	- 501	404	466
Gain/loss from sale of plant and equipment	0	0	82	68
Gain/loss from sale of investments and securities	0	0	0	-94
Result from equity investments	83	83	0	0
Net financing cost	317	601	66	197
Changes in current assets	- 10,351	- 3,315	- 3,940	- 9,302
Changes in short-term operating liabilities and provisions	1,735	- 1,153	- 3,232	- 2,269
Tax payments	- 21	- 29	- 11	- 20
Cash flows from operating activities	4,187	18,128	3,614	8,789
Investing activities				
Acquisition of intangibles, property, plant and equipment	- 2,462	- 9,206	- 15,298	- 27,028
Acquisition of investments	- 46	- 4,063	0	0
Proceeds from sale of plant and equipment	0	0	0	14
Proceeds from the sale of investments and securities	6	33	365	1,235
Interest received	435	600	78	744
Cash flows from investing activities	- 2,068	- 12,636	- 14,855	-25,035
Financing activities				
Proceeds from borrowings	12,548	12,548	7,174	7,694
Repayment of borrowings	- 4,971	- 12,983	- 1,008	- 3,252
Repayment of finance lease liabilities	- 170	- 338	- 225	- 448
Interest paid	- 579	- 1,124	- 380	- 746
Dividends paid	- 16,362	- 16,362	0	0
Changes resulting from capital increase	7	7	78	103
Cash flows from financing activities	- 9,528	- 18,252	5,639	3,351
Net increase/decrease in cash and cash equivalents	- 7,409	- 12,760	- 5,602	-12,895
Cash and cash equivalents at begin of period	13,786	19,138	10,449	17,742
Cash and cash equivalents at end of period	6,378	6,378	4,847	4,847

Changes in Equity (unaudited)

EUR thousands	1st half 2008	1st half 2007
Beginning of period	**197,124**	168,191
Capital increase	**1,379**	928
Dividends paid	**- 16,362**	0
Change in treasury shares	**33**	123
Net profit for the period	**9,116**	7,621
Translation adjustment	**- 349**	-16
End of period	**190,941**	176,846

Notes on the Interim Financial Statements June 30, 2008

1. Accounting principles

The consolidated financial statements of austriamicrosystems AG and subsidiaries (the "Group") are based on the accounts of the individual subsidiaries at June 30. All figures have been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting principles applied in this half-year report correspond with the reporting policies specified in the Full Year Consolidated Financial Statements dated December 31st, 2007. This half-year report is consistent with IAS 34.

2. Segment reporting

Business segments	EUR thousands	Products	Foundry & Other	Group
1st half 2008				
Revenues		75,713	11,743	87,456
Result from operations		17,766	- 7,653	10,113
1st half 2007				
Revenues		70,016	13,326	83,342
Result from operations		11,371	- 3,373	7,998

Regions	EUR thousands	EMEA [1]	Americas	Asia/Pacific	Group
1st half 2008					
Revenues		60,324	9,754	17,379	87,456
1st half 2007					
Revenues		49,971	11,755	21,616	83,342

[1] Europe, Middle East, Africa

Segment information is presented in respect to the Group's business and geographical segments. The primary reporting format, business segments, comprises Analog/Mixed-Signal Products ("Products") and Full Service Foundry & Other ("Foundry & Other").

Under the "Foundry & Other" segment we show revenues from third party foundry customers and record all unallocated corporate costs.

Inter-segment revenues have been eliminated, inter-segment pricing is determined on a cost basis. The secondary reporting format is structured by the three regions in which sales occur: "EMEA" which includes Europe, Middle East, Africa, "Americas" and "Asia/Pacific". Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

3. Number of employees

The average number of employees was 1,109 during the first half of 2008, compared to 1,063 during the first half of 2007.

Notes on the Interim Financial Statements June 30, 2008

4. Seasonality, economic cycles

In the past, the results varied from quarter to quarter. It is expected that these variations will continue in the future.

This report is also available in German. All figures are unaudited.

austriamicrosystems AG
Tobelbaderstr. 30 | A-8141 Unterpremstaetten | Austria
Phone +43/3136/500-0 | Fax +43/3136/500-5420
investor@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems introduces AS5304 and AS5306, two new start & play incremental linear magnetic encoder ICs for motion control applications

AS5304 and AS5306 provide motion control developers with alternative solutions to optical encoders to meet reliability challenges associated with harsh environments

Unterpremstaetten, Austria (September 8, 2008) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, today expanded its magnetic sensor product portfolio to include the AS5304 and AS5306, two high performance linear Hall sensor ICs.

The AS5304 and AS5306 ICs feature austriamicrosystems' new line of magnetic encoders for linear and off axis motion sensing applications. The devices provide an easy-to-use, start & play solution for motion control applications as they require no configuration or calibration by the host controller after power up or during operation. The new linear magnetic encoder IC's can be used in a variety of motion sensing applications found in medical, industrial and consumer products.

"The measurement performance and reliability of motion control systems employing traditional optical encoder sensors can be severely impacted by dirt, dust and grime contaminants. Due to the principles of magnetic sensing, the AS5304 and AS5306 encoder ICs are immune to these contaminants and can therefore significantly contribute to a higher reliability of motion control applications", says Matjaz Novak, Marketing Director Industry & Medical at austriamicrosystems.

Similar to optical sensors, the AS5304 and AS5306 provide incremental A & B quadrature output signals with 160 steps per magnet pole pair, and an index pulse that is applied once every pole pair. The index pulse together with the quadrature output signals allow designers to develop applications that track the absolute position once referenced from a known starting position after power up.

The AS5304 and AS5306 ICs can achieve resolutions of 25µm and 15µm, respectively.

In addition to standard linear positioning applications where a magnet strip moves laterally from left to right or vice versa over the IC, the AS5304 and AS5306 encoder ICs also support rotary off axis applications by using a *circular* ring magnet mounted on the outside of a rotating shaft. Rotary off axis encoding solutions can be used in applications where the magnet cannot be placed directly at the end of a rotating shaft due to mechanical constraints.

The AS5304 and AS5306 devices are available in a 20-lead 5x5mm TSSOP device and are specified to operate at 5V over a temperature range of -40C to +125C. Product information including datasheets and application notes is available at http://www.austriamicrosystems.com/Linear-Encoders

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/eng/Press/Press-Releases

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SW[illegible] Exchange in Zurich (ticker symbol: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Josef Janisch
Product Marketing Manager
Tel: +43 (0) 3136 500 5464
Fax: +43 (0) 3136 500 5420
[illegible]microsystems.com
www.[illegible]ms.com

austriamicrosystems releases newest version of its best in class process design kit

New HIT-Kit v4.0 combines new process add-ons with the support of the latest Cadence Virtuoso custom design platform IC 6.1

Unterpremstaetten, Austria (September 11, 2008) –austriamicrosystems' business unit Full Service Foundry today announced the availability of its new analog/mixed-signal high performance process design kit ("HIT-Kit") for its 0.35µm CMOS, High-Voltage CMOS and SiGe-BiCM[illegible]alty technologies.

Based on the latest version of Cadence® Virtuoso® custom design platform (IC 6.1 release), the new HIT-Kit significantly improves the time-to-market for highly competitive products in the analog intensive mixed signal arena. Supporting designers in creating their first-time-right mixed signal designs even for complex systems, this comprehensive design kit with its highly accurate simulation models and flexible pcells provides a proven route to silicon.

The new HIT-Kit v4.0 is available for Cadence Design Systems' latest version of Virtuoso® custom design platform IC 6.1 and supports the high performance 0.35µm process technologies C35 (CMOS), S35 (SiGe BiCMOS) and H35 (High-Voltage CMOS). This new version includes silicon-qualified digital, analog and RF library elements as well as fully characterized simulation models fo[illegible]ators, extraction and verification run sets and automatic layout device generators. Hence product[illegible]enabled with a plug-and-play tool set which facilitates "first time right" designs.

"This new HIT-Kit 4.0 is a result of austriamicrosystems continuous efforts to deliver the best in class design environment to our customers," states Thomas Riener, General Manager Full Service Foundry at austriamicrosystems. "The usage of the new HIT-Kit enables our customers to access the latest features of our high performance analog process technologies, such as the 120V option of our advanced H35 technology."

All I/O structures within the design kit are silicon-validated and meet the military ESD and JEDEC latch-up standards with I/O pads designed to surpass 2kV (H35 I/O pad cells only) HBM and 250mA latch-up immunity. In C35 technology the total I/O libraries consist of more than 1800 cells supporting 3.3V and 3.3V/5V designs. The specialty High Voltage CMOS process H35 with its isolated libraries offers even more than 2400 core and periphery cells.

To meet our customers` demands also in terms of flexibility, the HIT-Kit supports RedHat EL 3.0, EL 4.0 and Sun Solaris 8, 9 and10 operating systems. Read more details about this new HIT-Kit version on our Foundry Support Server at http://asic.austriamicrosystems.com/hitkit400 .

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With

superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5656
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems new DC-DC boost converter delivers 42V from a low voltage input

The AS1343 offers micro-power consumption with high efficiency while delivering high output voltages especially suited for battery driven OLED or LCD displays

Unterpremstaetten, Austria (September 17, 2008) – austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, launched today the AS1343 high voltage DC-DC boost converter optimized for LCD or OLED display bias from low voltage inputs of single cell battery powered applications.

The AS1343 delivers 40mA at 24V from two AA cells or 30mA at 12V from a single AA cell and can provide adjustable output voltages in the range of 5.5 to 42V. The AS1343 operates from a single 0.9 to 3.6V supply. The 1MHz fixed switching frequency minimizes the PCB footprint by allowing the use of tiny, low profile inductors and capacitors. This constant frequency switching results in low, predictable output noise that can be easily filtered.

"LCD and OLED displays are used in almost every portable application on the market. Since these applications are battery driven, they need a high efficiency step-up converter able to deliver an output voltage of 12V or higher with a relatively moderate current of around 20mA," said Walter Moshammer, Marketing Director Standard Linear at austriamicrosystems." austriamicrosystems' AS1343 addresses this need offering a very high efficiency even at highest output voltages. Additionally single or dual cell applications are directly supported."

The AS1343 also offers an automatic power save operation which improves the efficiency at light loads. Furthermore, the micropower design reduces the operating supply current to only 22µA. This significant reduction of the power consumption of the AS1343 substantially increases battery life in the application. Moreover the AS1343 offers a shutdown mode requiring less than 1µA current combined with an output disconnect feature.

The AS1343 offers 2% output voltage accuracy and an available power-ok feature indicates if voltage is within 10% of regulation. The part is ideally suited for powering a variety of different OLED or LCD displays in handheld devices or any other application requiring high output voltages.

The AS1343 is available in the compact 3 x 3x 0.8mm TDFN 10-pin package and covers the industrial temperature range of -40°C to +85°C. For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit www.austriamicrosystems.com/DC-DC-Converter/AS1343

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/eng/Press/Press-Releases

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and

car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Rene Wutte
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5653
Fax: +43 (0) 3136 500 5420
rene.wutte@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems' new analog switch AS1747 enhances audio quality

New analog switch AS1747 is optimized for audio and can handle negative signals with a single positive power supply

Unterpremstaetten, Austria (September 30, 2008) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, today expanded its analog switch portfolio with the AS1747, a dual SPDT (single-pole/double-throw) low-voltage analog signal switch. The switch, which is the first within a family of switches with negative signal capability, allows designs without AC coupling capacitance in audio applications.

"Switches which are able to handle negative swings like the AS1747 are an ideal match for low-power, negative-swing capable audio amplifiers to achieve high-quality audio performance," said Walter Moshammer, Director Marketing Standard Linear at austriamicrosystems. "This system actually improves signal quality by removing the AC coupling capacitors of the speaker, the primary source for audio pop noise. An additional benefit of this design is a longer battery lifetime, higher signal amplitude and reduction in cost and space."

The AS1747 combines the extremely low on-resistance of 0.4Ω with an excellent channel-to-channel matching of less then 0.03Ω, reducing the amount of signal deviations between channels to a minimum. Additionally, the AS1747 shows a remarkable on-resistance flatness of 0.25Ω. Altogether this improves total harmonic distortion (THD+N) to superb 0.01% and yields an excellent audio signal quality.

The AS1747 can handle negative signals with a single positive 1.8V to 5.5V power supply and is available in a 10-pin TDFN(3x3mm) package suitable for operating environments ranging from -40 to +85°C. More product specific information can be downloaded from the austriamicrosystems website at
http://www.austriamicrosystems.com/Analog-Switches/AS1747

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/eng/Press/Press-Releases

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Rene Wutte
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5653
Fax: +43 (0) 3136 500 5420
rene.wutte@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems' foundry unit announces availability of 0.18µm High-Voltage CMOS process for lead customers

New process technology supports high integration density enabling SoC (System-on-Chip) applications

Unterpremstaetten, Austria (October 02, 2008) – austriamicrosystems' business unit Full Service Foundry announced today the availability of its advanced 0.18µm High-Voltage CMOS process technology "H18" at the GSA Suppliers Expo & Conference in Santa Clara, CA. Jointly developed with IBM, the High-Voltage CMOS process is the 6th generation of continuously improved High-Voltage CMOS technologies developed at austriamicrosystems and is now ready to be distributed to lead customers.

The new H18 process offers high integration density enabling SoC applications (System-on-Chip) as well as best-in-class power-on resistance (Rdson) which directly results in a silicon area reduction in e.g. driver applications. Additionally, the process allows the integration of 1.8V, 5V, 20V and 50V devices on a single chip without any process modifications. Process features such as Shottky barrier diode, high-resistive and precision poly-, single-, dual and HiK metal-insulator-metal (MIM) capacitors and up to 7 metal layers complete the state-of-the art High-Voltage CMOS process.

As only a few mask level adders on top of the CMOS base process are required to implement high-voltage capabilities, the H18 process is one of the most cost competitive 0.18µm High-Voltage CMOS technologies in the market. This makes the H18 technology the ideal solution for fabless design houses and IDMs creating power management products, display drivers, sensors, capacitive actuators, printer and MEMS driver ICs for applications in the industrial, medical, communications and automotive markets, supporting robust applications even in harsh environments.

"Leveraging our leading process development know-how in High-Voltage CMOS technologies, austriamicrosystems complements IBM's expertise in advanced CMOS process technology manufacturing." states Thomas Riener, General Manager Full Service Foundry. "The joint development of the next generation High-Voltage technology node enables IBM to enter new markets and to serve their customers requirements in developing power management, MEMS interface or medical products. Achieving smallest possible die sizes and highest performance at very competitive costs makes the new H18 process a very attractive solution for austriamicrosystems' foundry customers."

"The CMOS7HV process is a terrific addition to IBM's already strong 180nm process technology roadmap" states Regina Darmoni, Director of IBM Foundry. "The fact that this technology is now ready for lead client designs is a testament to the commitment of both IBM and austriamicrosystems to jointly create a best-in-class 180nm High-Voltage CMOS technology to benefit both of our customers."

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With

superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

About IBM
For more information about semiconductors, please visit: www.ibm.com/chips.

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems introduces AS5145, a contactless, high-resolution magnetic encoder IC for automotive applications

AS5145 allows absolute angle measurement with a resolution of 0.0879 degrees

Unterpremstaetten, Austria (October 6, 2008) - austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for automotive, communication, industry and medical applications, expanded its magnetic rotary encoder portfolio with the AS5145, a 12-bit encoder IC especially designed for the growing demands in automotive.

The AS5145 is a contactless, complete system-on-chip magnetic rotary encoder for accurate angular measurement over a full turn of 360° with a resolution of 0.0879° = 4096 positions per revolution. This digital angle data is available using a simple serial interface or as PWM signal. In addition, an incremental quadrature output mode with an improved interpolation algorithm can be enabled and permanently programmed with a resolution of 10 up to 12 bits. Due to the higher noise performance the accuracy is further improved.

"'Boost the precision of your rotation' was the vision behind the new device AS5145 whose target applications include transmission/gear box solutions where high accuracy in a harsh environment is required", commented Bernhard Czar, Marketing Director Automotive at austriamicrosystems. "The AS5145 also performs excellently in headlight position control units and fits perfectly into torque and valve position sensing applications. With the AS5145, austriamicrosystems expands its encoder portfolio with the next premium encoder for automotive sensing applications."

Besides all standard features of austriamicrosystems' encoder family such as user-specific zero programming, Chip-ID and diagnostic functions for the correct positioning of the magnet, the AS5145 additionally provides a special feature to synchronise external electronics with itself as well as a Sin/Cosine digital output mode. If this mode is activated, a 16 bit sinus and 16 bit cosines digital data of both channels will be switched out and an accurate calculation can be done externally.

For cascading multiple devices, a "Daisy Chain" mode is implemented allowing position data to be read out over the serial two-wire-bus. An internal voltage regulator allows the AS5145 to operate at either 3.3 V or 5 V supplies. Despite the wide ambient temperature range of up to 150°C, no additional temperature compensation and calibration of the device is required. The AS5145 is available in a lead-free SSOP-16 package.

Product-specific information is available at
http://www.austriamicrosystems.com/Magnetic-Encoders/AS5145

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/eng/Press/Press-Releases

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Pfingstl
Marketing Manager Automotive
Tel: +43 (0) 3136 500 5516
Fax: +43 (0) 3136 500 5420
andreas.pfingstl@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems
a leap ahead in analog

INFINITE ELECTRIC (Thailand) Co., Ltd.

PRESS RELEASE

austriamicrosystems and Infinite Electric present Infinite's INR 100 long range, high performance, fixed reader compatible with EPC Class 1 UHF RFID GEN 2 protocol

The "SimplyGen2" AS3990 and AS3991 are market leading UHF RFID Reader ICs, that optimize performance and implementation, to help customers get to market quickly

Unterpremstaetten, Austria (October 13, 2008) - austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high-performance analog ICs for communications, industrial, medical and automotive applications, in partnership with Infinite Electric (Thailand), are pleased to announce the release of Infinite Electric's INR 100 long-range reader. The device has been developed using austriamicrosystems' market leading EPC Class 1 Gen 2 UHF RFID reader IC. INR 100 is positioned for use in mid to long range interrogator systems and high performance applications.

austriamicrosystems' AS3990/91 UHF RFID Gen 2 reader chip, co-developed with IDS, is designed to be easily adapted to a wide range of product requirements. This enables customers to have one software interface for multiple products that individually optimize on portable, fixed, short, or long range applications. The "SimplyGen 2" solution allows customers to focus more time on their IP and time to market, and less on RFID technology.

The "SimplyGen2" AS3990/91 is a single chip, EPC Class 1 Gen 2, UHF reader IC. Ideally suited to a wide range of applications, it enables a single core design that can be spun into a family of products. The device includes an EPC Class 1 Gen 2 protocol engine for fast time to market, and is available with an integrated PA to further reduce the BOM. With its power optimizing functions, the IC enables customers to achieve the lowest power designs, while the optimal performance supports long range designs, such as Infinite's INR 100.

"Infinite Electric's fast development of their long range reader, using the AS3990, highlights the simplicity and versatility of this IC," commented Kambiz Hayat-Dawoodi, Business Manager Wireless at austriamicrosystems. "We are excited about the family of products that Infinite will release as part of the SimplyGen2 portfolio."

"Selecting the austriamicrosystems' AS3990 reader chip for developing our INR100 UHF RFID long-range reader was the right decision. The high-performance analog parts and EPC Class 1 Gen 2 protocol engine integrated in the reader chip helped our small team for a fast implementation of a reliable INR100 reader, including the successful featuring of the RS-232, RS-485 and LAN interfaces. In partnership with austriamicrosystems, we are assured to introduce INR100 reader as our new product line timely to the growing RFID market in Thailand." said Montri Wanna, Managing Director of Infinite Electric (Thailand), Co., Ltd.

The AS3990 is available in QFN 64 9x9 mm package and is specified for -45 to 85° C. More information is available at www.austriamicrosystems.com/RFID/AS3990/91

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high-performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-

leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its Communications, Industry & Medical and Automotive markets, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS).

About Infinite Electric (Thailand) Co., Ltd.

Infinite Electric is a company located in Bangkok Thailand, designing, manufacturing and service providing a wide range of electrical and electronic products. Some of our products are Queuing Management Systems, Taxi Meter, Vehicle Tracking Systems, Parking Guide Systems, HF and UHF RFID reader and solutions, Video Surveillance Systems, Remote Data Collecting Systems, etc.. The company was founded in 1998 and currently has 65 employees.

For further information

austriamicrosystems AG
Press Contact
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Technical Contact
Mark Dickson
Tel: +43 (0) 3136 500 5916
Fax: +43 (0) 3136 500 5420
mark.dickson@austriamicrosystems.com
www.austriamicrosystems.com

Infinite Electric (Thailand) Co., Ltd.
INR 100 UHF RFID Reader Product Contact
Montri Wanna
Tel: +66 (0) 2573 4400
Fax: +66 (0) 2573 8522
montri@innetwe[illegible].com
www.innet[illegible].com

austriamicrosystems announces automotive high voltage companion ICs for LIN networked sensor and actuator slaves

AS8520 and AS8525 enable LIN networked sensor and actuator slave units with higher performance, smaller size and lower BOM

Unterpremstaetten, Austria (October 17, 2008) - austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for automotive, communication, industry and medical applications, expanded its automotive standard product portfolio with a family of application specific automotive System Basis Chips (SBCs) for LIN slaves.

austriamicrosystems' AS8520 and AS8525 offer extended high voltage functions compared to conventional SBCs to increase the level of integration, thus raising module performance and reducing size for specific LIN applications. The devices were designed in the well established 0.35µm 60V High-Voltage CMOS technology for automotive and industrial products.

Besides the LIN transceiver, the AS8520 companion IC provides a 50 mA LDO, reset generator and mode select. A micro controller interface, a window watchdog, backup registers, an application specific precision resistive divider with disable for battery voltage measurement and 2 low side relay drivers are further elements of AS8520, available in a 6x6 mm QFN24 package. The device comes with a default configuration but can be factory programmed according to customers' requirements, regarding for example 3.3V or 5V regulators, different timing options for the reset generator and window watchdog and a second voltage divider ratio. With this System Basis Chip, small LIN actuator slaves for low cost DC motor actuation utilizing various diagnosis and fail safe features can be designed in an efficient manner. Typical applications are window lifters, sun roof actuators or seat actuators but also LIN sensor slaves for battery monitoring.

austriamicrosystems' AS8525 companion IC is dedicated to LIN bus communicated voltage and current sensing applications like intelligent battery high side or low side sensors. Beside a LIN transceiver, two 50 mA LDOs for high accuracy mixed signal units, reset generator, mode select, micro controller interface, window watchdog and backup register the device includes an application specific programmable high side current sense amplifier and a precision battery voltage attenuator with disable in a 5x5mm QFN32 package. In conjunction with austriamicrosystems' data acquisition devices AS8510 or AS8501, an auto-offset cancellation of the entire measurement unit can be accomplished enabling high precision, very low drift, small size, low quiescent current sensor interfaces for current, voltage and temperature monitoring. The AS8525 also offers low power operating modes using an on chip oscillator/timer unit and can be factory programmed towards various requirements like the AS8520.

"These products enable system integrators to develop high performance, small size, low quiescent current sensor and actuator LIN slaves which outperform present solutions at low cost level thus increasing value for OEMs", states Bernhard Czar, Marketing Director Automotive at austriamicrosystems.

Furthermore, qualified IP from current product families enables device derivatives on fast development cycles for specific customer demands. Visit austriamicrosystems and get to know more about our comprehensive analog IC portfolio at booth 124 at the Convergence 2008, Cobo Center, 2008/10/20 - 2008/10/22 Detroit, Michigan.
www.austriamicrosystems.com/Events

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile entertainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
DI Manfred Brandl
Product Manager
Tel: +43 (0) 3136 500 516

manfred.brandl@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems
a leap ahead in analog

BeeDar

PRESS RELEASE

austriamicrosystems and BeeDar Technology present the BDUR-002 RFID reader, BeeDar's newest mid range UHF RFID Gen 2 device

The "SimplyGen2" AS3990 and AS3991 are innovative UHF RFID reader ICs that have been enabling customers worldwide through a faster time to market, low complexity, high level of integration, and outstanding application support.

Unterpremstaetten, Austria (October 20, 2008) - austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high-performance analog ICs for communications, industrial, medical, and automotive applications, in partnership with BeeDar Technology, is pleased to announce the release of the latest BDUR-002 mid-range UHF RFID reader. This is the first in a range of EPC Class 1 UHF Gen 2 readers by BeeDar, all of which will incorporate the low power, low cost AS3990 UHF RFID "SimplyGen2" reader IC.

austriamicrosystems' AS3990 and AS3991 UHF RFID Gen 2 reader ICs, co-developed with IDS, are the first in a line of a low power, low cost integrated reader solutions, positioned to make their customers' lives easier through the integration of key elements whilst retaining flexibility.

The AS3990/91 "SimplyGen2" is a single chip, EPC Class 1 Gen 2 UHF reader IC. Ideally targeted for power - and cost-sensitive applications, the AS3990 sports the industry's lowest power consumption and lowest cost BOM. It includes an EPC Class 1 Gen 2 protocol engine for fast time to market, and is available with an integrated power amplifier to further reduce the BOM (bill of material). Its unique programmable features enable a single product device that is world-wide shippable. Its simplicity is emphasized with only 32 registers to enable full RF, filtering, and protocol control, while maintaining simplicity in implementation.

"BeeDar's development of UHF Gen 2 readers for the complete spectrum of applications aligns with the ability of the AS3990/91 to meet all requirements from short to long range reader solutions" says Kambiz Hayat-Dawoodi Business Manager Wireless at austriamicrosystems.

"Our alliance with austriamicrosystems strengthens our commitment to a low power and low cost RFID reader market that fulfils the current demand of the RFID industry," added Tony Saye, President and CEO of BeeDar Technology. "Complementing austriamicrosystems' AS3990 reader chip, our new BDUR-002 reader is the second in a series of forthcoming readers with a variety of interfaces including USB, TCP/IP, Weigand, I2C, UART, and RS232C, which provide easy integration with host systems."

The AS3990 and AS3991 is available in a QFN 64 9x9 mm package and is specified for -45° to 85°C. More information is available at www.austriamicrosystems.com/RFID/AS3990/91

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high-performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and

... facilities, austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its Communications, Industry & Medical and Automotive markets, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS).

About BeeDar

BeeDar Technology, founded by experienced Silicon Valley entrepreneurs and engineers, is a leading provider of ASIC, Device, and System in the fast growing wireless communication arena. The company has developed many RFID solutions for the next generation of RFID applications. The company has great relationships with the solution and device providers. The founder and key engineers of the company have many years of experience in the RFID business with the development of ASIC, tag, card, transponder, sensor, reader, solution, and security systems.

For further information

austriamicrosystems AG
Press Contact
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Technical Contact
Mark Dickson
Tel: +43 (0) 3136 500 5916
Fax: +43 (0) 3136 500 5420
mark.dickson@austriamicrosystems.com
www.austriamicrosystems.com

BeeDar USA Office
Sales Contact
Reilly Sun
Tel: +1 408 866 3192
Fax: +1 408 866 3193
sales@beedar.com
www.beedar.com

BeeDar Asia Office
Sales Contact
Crystal Chen
Tel: +866 6 505 2969
Fax:+886 6 505 3989
sales@beedar.com
www.beedar.com

austriamicrosystems reports 6% revenue and 10% earnings growth in the third quarter, weakened demand environment expected for remainder of 2008 due to economic headwinds

Key financial data for the third quarter 2008

Unterpremstaetten, Austria (October 27, 2008) — austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, showed 6% revenue growth in the third quarter 2008 compared to the previous year, given solid demand for its analog semiconductor solutions.

Group revenues reached EUR 54.0 million compared to EUR 51.1 million in the third quarter last year. On a constant currency basis, current revenues grew by 9% compared to the same quarter 2007. Gross margin was strong at 51%, up from 50% in the same period 2007.

Despite an impact from the unfavorable EUR/USD exchange rate throughout most of the quarter, the result from operations (EBIT) for the third quarter was up 10% at EUR 10.0 million compared to EUR 9.1 million in the third quarter 2007. The third quarter net result grew by 8% to EUR 9.4 million from EUR 8.7 million in the same period 2007.

Basic and diluted earnings per share for the third quarter were CHF 1.38 / EUR 0.86 (CHF 1.31 / EUR 0.79 in the same period 2007). Backlog which does not reflect high volume consignment stock agreements stood at EUR 45.0 million on September 30, 2008 (EUR 55.0 million on September 30, 2007). Operating cash flow in the third quarter reached EUR 17.9 million, strongly up from EUR 3.7 million in third quarter 2007.

austriamicrosystems' third quarter results reflect the strategic focus on the company's target markets which offer multiple opportunities to increase austriamicrosystems' market position in the future. Delivering high performance analog ICs to a global high quality customer base, austriamicrosystems showed a solid performance in the third quarter despite the negative developments in the macroeconomic and capital markets environment towards the end of the quarter.

In the industrial market, austriamicrosystems recorded good volumes, particularly in industrial sensors, rotary encoders and sensor interfaces for medical applications, from a broad range of customers. The industrial market continued to be a strong contributor to austriamicrosystems' overall business.

In communications, austriamicrosystems again saw attractive volumes and significant run rates for lighting and power management products at top tier handset manufacturers as well as for MEMS microphone ICs. Despite negative news flow from the automotive end market, austriamicrosystems' automotive business showed another solid performance in the third quarter, mainly driven by sensor interfaces for critical systems.

austriamicrosystems expects the recent deterioration of the macroeconomic outlook for important markets to impact its business going forward due to customers showing increased cautiousness, delayed order patterns and shortened order cycles. austriamicrosystems therefore foresees its business to show a more flattish sequential revenue development in the fourth quarter. As a result, austriamicrosystems anticipates full year 2008 revenues at around last year's levels and full year 2008 operating result to be approx. 10% below full year 2007, based on current information.

Looking out into 2009, austriamicrosystems is not yet able to assess how the macroeconomic outlook and the uncertainties in its target markets will affect its business in the coming year. austriamicrosystems is, however, taking necessary steps including cost reductions to reflect a demanding environment.

The complete third quarter report 2008 including detailed financial information is available on the austriamicrosystems website at
http://www.austriamicrosystems.com/Investor/Financial-Information/Financial-Reports

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Third Quarter Report 2008

Third quarter results show year-on-year revenue and earnings growth, weakened demand environment expected for remainder of 2008 due to economic headwinds

Ladies and Gentlemen

Our third quarter results reflect the strategic focus on our target markets as a supplier of high performance analog ICs to a global customer base.

The third quarter 2008 shows year-on-year revenue growth with group revenues up 6% at EUR 54.0 million from EUR 51.1 million in the same quarter 2007. On a constant currency basis, current revenues grew by 9% compared to the third quarter last year. Gross margin was strong at 51%, up from 50% in the same period 2007. Despite an impact from the unfavorable EUR/USD exchange rate throughout most of the quarter, the result from operations (EBIT) for the third quarter was up 10% at EUR 10.0 million (EUR 9.1 million in the third quarter 2007). The third quarter net result grew by 8% to EUR 9.4 million (EUR 8.7 million in the same period 2007). Basic and diluted earnings per share for the third quarter were CHF 1.38 / EUR 0.86 (CHF 1.31 / EUR 0.79 in the same period 2007). Our backlog which does not reflect high volume consignment stock agreements stood at EUR 45.0 million on September 30, 2008 (EUR 55.0 million on September 30, 2007). Operating cash flow in the third quarter was strong at EUR 17.9 million (EUR 3.7 million in third quarter 2007).

Our business showed a solid performance in the third quarter despite the negative developments in the macroeconomic and capital markets environment towards the end of the quarter. In the industrial market, we recorded good volumes, particularly in industrial sensors, rotary encoders and sensor interfaces for medical applications, from a broad range of customers. The industrial market continued to be a strong contributor to our business offering opportunities to increase our market position in the future. In communications, we again saw attractive volumes and significant run rates for lighting and power management products at top tier handset manufacturers as well as for MEMS microphone products. Despite negative news flow from the automotive end market, our automotive business showed another solid performance in the third quarter, mainly driven by sensor interfaces for critical systems.

We expect the recent deterioration of the macroeconomic outlook for important markets to impact our business going forward due to customers showing increased cautiousness, delayed order patterns and shortened order cycles. We therefore foresee our business to show a more flattish sequential revenue development in the fourth quarter. As a result, we anticipate full year 2008 revenues at around last year's levels and the full year 2008 operating result to be approx. 10% below full year 2007, based on current information. Looking out into 2009, we are not yet able to assess how the macroeconomic outlook and the uncertainties in our target markets will affect our business in the coming year. We are, however, taking necessary steps including cost reductions to reflect a demanding environment.

Key figures EUR thousands (except earnings per share)	Q3 2008	Q3 2007	Q2 2008	9 months 2008	9 months 2007
Revenues	**54,039**	51,116	46,315	**141,495**	134,458
Gross margin in %	**51%**	50%	51%	**51%**	50%
Result from operations	**10,019**	9,139	8,441	**20,132**	17,137
Net income/loss	**9,371**	8,653	5,868	**18,487**	16,274
Basic = diluted earnings per share in CHF [1]	**1.38**	1.31	0.87	**2.72**	2.45
Basic = diluted earnings per share in EUR	**0.86**	0.79	0.54	**1.69**	1.49
Total backlog (excluding consignment stock)	**45,001**	54,963	54,497	**45,001**	54,963

[1] Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Profit and Loss Statement (unaudited)

EUR thousands (except earnings per share)	Q3 2008	9 months 2008	Q3 2007	9 months 2007
Revenue Products	44,162	119,875	42,075	112,092
Revenue Foundry & Other	9,877	21,619	9,041	22,366
Total revenues	**54,039**	**141,495**	51,116	134,458
Cost of sales	- 26,492	- 69,331	- 25,409	- 67,745
Gross profit	**27,547**	**72,163**	25,707	66,714
Gross margin in %	51%	51%	50%	50%
Research and development	- 11,420	- 31,795	- 10,346	- 30,903
Selling, general and administrative	- 7,503	- 24,983	- 7,890	- 22,897
Other operating income	1,801	5,575	1,954	4,783
Other operating expenses	- 339	- 681	- 286	- 560
Result from equity investments	-66	-149	0	0
Result from operations	**10,019**	**20,132**	9,139	17,137
Net financing costs	- 336	- 937	- 283	- 386
Income before tax	**9,683**	**19,194**	8,856	16,751
Income tax expense	- 312	- 707	- 203	- 477
Net income	**9,371**	**18,487**	8,653	16,274
Basic = diluted earnings per share in CHF [1]	**1.38**	**2.72**	1.31	2.45
Basic = diluted earnings per share in EUR	**0.86**	**1.69**	0.79	1.49

[1] Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Balance Sheet (unaudited)

EUR thousands as of	September 30, 2008	December 31, 2007
Assets		
Cash and cash equivalents	13,420	19,138
Short-term Investments	3,968	3,968
Trade receivables	44,984	55,974
Inventories	59,404	49,087
Other receivables and assets	5,249	6,226
Total current assets	127,025	134,393
Property, plant and equipment	131,675	136,211
Intangible assets	7,093	8,640
Investments at equity	4,080	0
Deferred tax assets	30,953	30,953
Other long-term assets	2,339	1,172
Total non-current assets	176,139	176,975
Total assets	303,164	311,368
Liabilities and shareholders' equity		
Liabilities		
Interest-bearing loans and borrowings	28,325	34,231
Trade liabilities	16,786	21,411
Provisions	11,620	13,900
Other liabilities	17,923	15,595
Total current liabilities	74,655	85,137
Interest-bearing loans and borrowings	16,220	15,940
Employee benefits	9,755	9,119
Deferred government grants	2,553	3,228
Other long-term liabilities	862	820
Total non-current liabilities	29,389	29,107
Shareholders' equity		
Issued capital	26,698	26,697
Share premium	97,629	95,570
Treasury shares	- 3,073	- 703
Translation adjustment	76	- 104
Retained earnings	77,789	75,664
Total shareholders' equity and reserves	199,119	197,124
Total liabilities and shareholders' equity	303,164	311,368

Consolidated Cash Flow Statement (unaudited)

EUR thousands	Q3 2008	9 months 2008	Q3 2007	9 months 2007
Operating activities				
Income before tax	**9,683**	**19,194**	8,856	16,751
Depreciation (net of government grants)	**5,615**	**16,759**	5,293	15,936
Changes in employee benefits	**223**	**636**	193	573
Expenses from stock option program (acc. IFRS 2)	**672**	**2,045**	686	1,510
Changes in other long-term liabilities	**-133**	**-634**	-402	64
Gain/loss from sale of plant and equipment	**0**	**0**	-6	62
Gain/loss from sale of investments and securities	**0**	**0**	0	-94
Result from equity investments	**66**	**149**	0	0
Net financing cost	**336**	**937**	283	480
Changes in current assets	**3,835**	**520**	-12,038	-21,340
Changes in short-term operating liabilities and provisions	**-2,441**	**-3,594**	905	-1,363
Tax payments	**0**	**-29**	-109	-129
Cash flows from operating activities	**17,856**	**35,983**	3,660	12,449
Investing activities				
Acquisition of intangibles, property, plant and equipment	**-3,105**	**-12,312**	-5,585	-32,613
Acquisition of investments	**-2,445**	**-6,508**	0	0
Proceeds from sale of plant and equipment	**0**	**0**	6	20
Proceeds from the sale of investments and securities	**42**	**75**	6	1,241
Interest received	**271**	**871**	587	1,330
Cash flows from investing activities	**-5,237**	**-17,873**	-4,986	-30,021
Financing activities				
Proceeds from borrowings	**3,187**	**15,735**	3,151	10,844
Repayment of debt	**-8,012**	**-20,995**	-2,316	-5,568
Repayment of finance lease liabilities	**-114**	**-452**	-184	-632
Interest paid	**-647**	**-1,770**	-487	-1,232
Dividends paid	**0**	**-16,362**	0	0
Changes resulting from capital increase	**9**	**16**	186	291
Cash flows from financing activities	**-5,576**	**-23,828**	352	3,703
Net increase/decrease in cash and cash equivalents	**7,042**	**-5,718**	-974	-13,869
Cash and cash equivalents at begin of period	**6,378**	**19,138**	4,847	17,742
Cash and cash equivalents at end of period	**13,420**	**13,420**	3,873	3,873

austriamicrosystems' Rene Kautschitsch elected as new Vice Chairman Europe of World Semiconductor Trade Statistics (WSTS)

Unterpremstaetten, Austria (October 29, 2008) – austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high-performance analog ICs for communications, industrial, medical, and automotive applications is proud to announce the election of Rene Kautschitsch, Marketing Manager Full Service Foundry, as New Vice Chairman Europe of renowned semiconductor industry association World Semiconductor Trade Statistics Inc. (WSTS). Since October 1, 2008, Rene Kautschitsch is acting in his new role for the coming 18 months and will ensure regular communication with all European members of WSTS regarding WSTS activities.

As Vice Chairman Europe, Rene Kautschitsch determines and represents the position of the chapter membership at the Executive Committee and Board of Directors meetings of WSTS. Furthermore he will be responsible for organizing and running highly educational and informative WSTS regional meetings for the European Chapter.

austriamicrosystems is an active member of WSTS since 1992. Established in 1986, WSTS is an industry association of 73 semiconductor companies around the world representing close to 80% of the world's semiconductor market. Its mission is to provide timely, accurate and authentic semiconductor market data on industry product shipments across product lines serving broad marketing and executive needs and documenting past and anticipating future business trends.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

About WSTS

WSTS Inc. is a non-profit mutual benefit corporation whose Charter and Bylaws define services for the world semiconductor industry, including management of the collection and publication of trade net shipments and semiconductor industry forecasts. WSTS' headquarters are incorporated and located in USA, California, San Jose. WSTS' operational center is located in Europe, Austria, Graz. WSTS is primarily funded by membership fees of participating semiconductor companies, whose representatives form the WSTS Committee. The members of this Committee submit accurate and authentic monthly revenue data, attend regional meetings and contribute to the generation of world semiconductor industry forecasts. WSTS monthly data collection is unique regarding frequency, accuracy, details and market coverage.

WSTS forecasts are the only ones based on the collective experience and market intelligence of a major part of the entire semiconductor industry. For more information, please visit the web site at www.wsts.org

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

END